UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Herley Industries, Inc.

(Name of Subject Company (Issuer))

Lanza Acquisition Co.

and

Kratos Defense & Security Solutions, Inc.
(Name of Filing Persons (Offerors))

Common Stock, $0.10 par value

(Title of Class of Securities)

427398102
(CUSIP Number of Class of Securities)

Eric M. DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall

San Diego, CA 92121
(858) 812-7300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Deyan Spiridonov

Teri O’Brien

Paul, Hastings, Janofsky & Walker LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 296,706,926	$ 34,447.67

*                                         Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 15,616,154 shares of the Common Stock of Herley Industries, Inc. (representing the number of shares, including common stock outstanding and options) at the tender offer price of $19.00 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,447.67	Filing Party: Kratos Defense & Security Solutions, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: February 25, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on  February 25, 2011, relating to the offer by Lanza Acquisition Co., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation  (“Kratos”) to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (collectively, the “Shares” and each, a “Share”), of Herley Industries, Inc., a Delaware corporation (“Herley”) at a purchase price of $19.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.  This Amendment is being filed on behalf of Kratos and the Purchaser.

All the information set forth in the Offer to Purchase and Letter of Transmittal: (i) is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, (ii) is supplemented by the information specifically provided in this Amendment and (iii) except as otherwise set forth below, remains unchanged.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchaser or in the Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The third paragraph of the Cover Page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of shares of Herley’s common stock, par value $0.10 per share (collectively, the “Shares” and each, a “Share”), that represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if such delivery procedures have not been completed at the time it is determined if a majority of the total number of Shares outstanding at the time of the expiration of the Offer have been tendered and not validly withdrawn). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14—“Conditions of the Offer.””

The paragraph under the subsection captioned “What is the “Minimum Condition” to the Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“We are not obligated to purchase any Shares in the Offer unless enough Shares are tendered and not validly withdrawn to represent a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if delivery procedures have not been completed at the time it is determined if a majority of the total number of Shares outstanding at the Expiration Time have been tendered and not validly withdrawn) (the “Minimum Condition”). Neither Kratos nor the Purchaser currently own any Shares. See Section 14—“Certain Conditions of the Offer” for a more complete description of the conditions to the Offer.”

The fourth paragraph of the Introduction to the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“ There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn, a number of Shares that represents at least a majority of the total number of Shares outstanding (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if delivery procedures have not been completed at the time it is determined if a majority of the total number of Shares outstanding at the time of the expiration of the Offer have been tendered and not validly withdrawn) at 12:00 midnight, New York City time, on Thursday, March 24, 2011 (the end of the day Thursday) unless the Offer is extended (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including: (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the accuracy of all of the representations and warranties of Herley set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Herley (except for the representations and warranties of Herley regarding its capitalization, which must be true and correct in all respects (other than de minimis inaccuracies)), (iii) the performance in all material respects of the obligations of Herley contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer and (iv) since the date of the Merger Agreement, the absence of any event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Herley.”

The paragraph under the subsection captioned “What is the Top-Up Option and when could it be exercised?” in the  Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Herley has granted the Purchaser an option (the “Top-Up Option”) to purchase that number of newly-issued or treasury Shares equal to the amount of Shares needed to give Kratos and the Purchaser, in the aggregate, ownership of one Share more than 90% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to those Shares issued upon the exercise of the Top-Up Option; provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley’s stockholders. Based upon information provided by Herley, as of February 23, 2011, there were 4,383,846 Shares available that may be issued pursuant to the Top-Up Option. The Purchaser will pay the Offer Price for each Share acquired upon exercise of the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Herley’s stockholders under the “short form” merger provisions of Delaware law. The Top-Up Option can only be exercised once, in whole and not in part, on or prior to the fifth business day after we accept for payment and pay for Shares in the Offer. See Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.”

The sixth paragraph of the Introduction to the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If Kratos and the Purchaser hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period provided in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (“Exchange Act”) (the “Subsequent Offering Period”), the Merger Agreement requires that the Purchaser merge with and into Herley under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Herley. See Section 12—“Purpose of the Offer; Plans for Herley; Other Matters.” Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, the Purchaser has an option (the “Top-Up Option”), subject to limitations, to purchase from Herley at the Offer Price a number of additional Shares sufficient to cause Kratos and the Purchaser, in the aggregate, to own one Share more than 90% of the Shares then outstanding, on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to those Shares issued upon the exercise of the Top-Up Option; provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley’s stockholders. Based upon information provided by Herley, as of February 23, 2011, there were 4,383,846 Shares available that may be issued pursuant to the Top-Up Option. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within one year. The Top-Up Option is exercisable only once, in whole and not in part, if Kratos and the Purchaser hold at least a majority of the outstanding Shares before such exercise and only on or prior to the fifth business day after the purchase of and payment for the Shares pursuant to the Offer by the Purchaser.  The Purchaser or Kratos could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.”

The subsection captioned “Short-Form Merger.” of Section 12 — “Purpose of the Offer; Plans for Herley; Other Matters” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Kratos, the Purchaser and their affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Herley in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Herley, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. Based upon information provided by Herley, as of February 23, 2011, there were 4,383,846 Shares available that may be issued pursuant to the Top-Up Option.  The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger.”

The first paragraph of the subsection captioned “Merger Agreement. - Top-Up Option.” of Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“ Pursuant to the Merger Agreement, Herley has granted the Purchaser an option to purchase that number of newly-issued or treasury Shares equal to the amount of Shares needed to give Kratos and the Purchaser, in the aggregate, ownership of one Share more than 90% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to the issuance of such Shares (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley’s stockholders.  Based upon information provided by Herley, as of February 23, 2011, there were 4,383,846 Shares available that may be issued pursuant to the Top-Up Option.”

The third paragraph of Section 8 — “Certain Information Concerning Herley” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Except as specifically set forth herein, the information concerning Herley contained in this Offer to Purchase has been taken from or is based upon information furnished by Herley or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The information set forth above is qualified in its entirety by reference to Herley’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.”

The first paragraph of the subsection captioned “Other Past Contracts, Negotiations or Agreements. - Employment Agreements.” of Section 11 — “Background of the Offer; Past Contacts, Negotiations or Agreements with Herley” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“As a matter of acquisition execution and integration, Kratos routinely ensures that the key employees at the acquired business continue their employment with the combined company with an appropriately revised compensation arrangement reflecting the long-term business goals of Kratos.  After the negotiations of the transaction with the Board of Directors of Herley were substantially completed, on February 3, 2011 Kratos provided to Jefferies & Company proposed employment agreements to be forwarded by Jefferies & Company to each of Yonah Adelman, currently a Senior Vice President of Herley and General Manager of a subsidiary of Herley, Wayne Armstrong, currently the President and General Manager of a subsidiary of Herley, Howard Eckstein, currently a Senior Vice President of Herley and General Manager of Herley dba Herley-Lancaster, John McClay, currently the General Manager of Herley dba Herley New England, and Ed Weatherwax, currently the President and General Manager of a subsidiary of Herley.  Between February 3 and February 17, 2011 Richard Selvaggio, an Executive Vice President of Kratos had a number of discussions with the key employees in order to clarify the parameters of revenue goals used in the performance -based compensation of the key employees after the Merger.  On February 23, 2011, Kratos forwarded to Richard Poirier, currently the President and Chief Executive Officer of Herley, a draft of a proposed employment agreement.  Prior to February 25, 2011, the commencement date of the Offer only Messrs. Adelman, Armstrong, McClay and Weatherwax had returned to Kratos executed employment agreements.  As of the date of this Amendment, Kratos has not received executed copies of the proposed employment agreements from Messrs. Eckstein or Poirier.

Each of Messrs Armstrong, McClay, and Weatherwax, entered into an employment agreement with Kratos on February 15, 2011, February 14, 2011, and February 10, 2011, respectively (collectively, the “U.S. Employment Agreements”) and Mr. Adelman entered into an employment agreement with Kratos on February 22, 2011 (the “Adelman Employment Agreement” and, together with the U.S. Employment Agreements, the “Employment Agreements”). The Employment Agreements, which are effective and contingent upon the consummation of the Merger, contain terms (as described in greater detail below) relating to the employment of Messrs. Adelman, Armstrong, McClay and Weatherwax following the effective time of the Merger (the “Effective Time”) and continuing until December 31, 2014 (subject to early termination and renewal).”

The second paragraph of the subsection captioned “Antitrust Matters.” of Section 15 — “Certain Legal Matters” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On February 28, 2011, Kratos and Herley each filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”). The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 15, 2011, unless early termination of the waiting period is granted. However, the FTC and the DOJ may extend the waiting period by requesting additional information or documentary material from Kratos or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Kratos and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Kratos. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the FTC or the DOJ raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Kratos is not required to accept for payment shares of Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.””

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANZA ACQUISITION CO.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 8, 2011

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 8, 2011